Westport Reports Fourth Quarter and Full Year 2022 Results
March 13, 2023
VANCOUVER, BC - Westport Fuel Systems Inc. (“Westport”) (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the fourth quarter and year ended December 31, 2022 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.
Highlights
•Revenue of $305.7 million for 2022 and $78.0 million for the fourth quarter, down slightly over comparable periods in 2021 due to the weakening of the Euro against the U.S dollar.
•Net loss of $(32.7) million or $(0.19) per share, compared to net income of $13.7 million in the prior year. For the fourth quarter 2022 net loss was $(16.9) million.
•Adjusted EBITDA1 of $(27.8) million, compared to $17.5 million in the prior year. Adjusted EBITDA for the fourth quarter was $(12.9) million.
•Cash and cash equivalents were $86.2 million for the year ended December 31, 2022. Cash used in operating activities during the year was $31.6 million.
•Awarded two programs to develop and supply LPG systems to a global original equipment manufacturer ("OEM") accommodating several Euro 6 and Euro 7 vehicle platforms.
•Announced significant H2 HPDI test results with Scania, that demonstrated the tremendous value and best-in-class performance of our proprietary technology.
•Announced a collaboration with Johnson Matthey, a global leader in sustainable technologies, to develop an emissions after treatment system for H2 HPDI.
•Announced expanded global manufacturing footprint in China to support ongoing and future growth in hydrogen.
•Announced collaboration with a global OEM to evaluate the performance, efficiency and emissions of the OEMs engine equipped with our H2 HPDI fuel system, Westport’s third collaboration of its kind to date.
•Successfully marketed H2 HPDI to a broad global audience of industry participants, OEMs, policymakers, and investors at leading industry events in Brussels, California, Hanover and Washington.

"Amid a challenging macro environment in 2022, Westport was transitioning past its partnership with Cummins towards growth and a hydrogen future. The termination and sale of the Cummins Westport joint venture along with the impact of foreign exchange negatively impacted both top and bottom line results. Absent the impact of foreign exchange, revenue would have increased by 11% year-over-year, a significant improvement given the environment our industry has faced. Our delayed OEM business, fuel storage, hydrogen components, and electronics products all saw significant sales growth in addition to growth in volumes to our OEM customers in India.

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Unfortunately, these strengths were offset by the impact of high natural gas prices on European market sales to light-duty and heavy-duty OEMs.
Looking to 2023, and supported by strengthening fundamentals, our focus is on what we can control: driving margin expansion, revenue growth and technology development will drive our success in the future. We remain focused on growth in our key markets – Europe, India, and China which helps us achieve sustainable profitability as the demand for clean, affordable low emissions transportation solutions grows.
As innovation and technology development is a cornerstone of our business, we plan to build on the success we saw in 2022 introducing, and educating our customers, and the market about our H2 HPDI™ solution. We will continue to work directly with key OEMs to advance evaluation of our solution for long-haul, heavy-duty transport. Westport is part of the solution with products that are accelerating the reduction of GHG emissions, now."
David M. Johnson, Chief Executive Officer

Consolidated Results
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	4Q22	4Q21		FY22	FY21
Revenues	$78.0	$82.7	(6)%	$305.7	$312.4	(2)%
Gross Margin(2)	4.6	9.3	(50)%	36.2	48.2	(25)%
Gross Margin %(2)	6%	11%	—	12%	15%	—
Income from investments accounted for by the equity method (1)	—	15.0	(100)%	0.9	33.7	(97)%
Net Income (Loss) from Continuing Operations	(16.9)	5.4	(411)%	(32.7)	13.7	(339)%
Net Income (Loss) per Share from Continuing Operations	(0.10)	0.04	(350)%	(0.19)	0.09	(311)%
EBITDA (2)	(13.5)	8.4	(261)%	(17.5)	23.0	(176)%
Adjusted EBITDA (2)	(12.9)	10.0	(229)%	(27.8)	17.5	(259)%
(1) This includes income primarily from our Minda Westport and Westport Weichai Inc. joint ventures.
(2) These financial measures and ratios are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.
4Q22 and Full Year 2022 Operations
We generated revenues of $78.0 million and $305.7 million in the three months and year ended December 31, 2022, compared to $82.7 million and $312.4 million for three months and year ended December 31, 2021, respectively.
Revenues for the full year 2022 decreased primarily due to the weakening of the Euro against the U.S. dollar. Excluding foreign currency translation, total revenues would have increased by $27.7 million or 9%. The full year impact of the acquisition of our fuel storage business in June 2021, increased sales volume of our hydrogen and electronics products, higher delayed-OEM volumes and increased sales volumes to OEMs in India of our light-duty OEM products contributed to the growth in revenues, which were negatively impacted by the fuel price volatility, lower sales volume to Russian customers in the independent aftermarket and OEM businesses from the ongoing Russian-Ukraine conflict, and lower sales of CNG and LNG products due to higher natural gas prices in the European market.
Net loss for the fourth quarter in 2022 was $(16.9) million, or $(0.10) per share, compared to net income of $5.4 million, or $0.04 per share, for the same period in 2021. Net loss for the year ended December 31, 2022 was $(32.7) million, or $(0.19) per share, compared to net income of $13.7 million for the prior year. The net loss was primarily attributed to lower gross margins a result of a combination of the foreign exchange rate and increasing material, manufacturing and labour costs and the loss of equity income from the termination and sale of the Cummins Westport Inc. ("CWI") joint venture.

We reported Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), see "Non-GAAP Measures" section in the MD&A) of $(27.8) million for the year ended December 31, 2022, compared to $17.5 million in the prior year.

Segment Information
Original Equipment Manufacturer

OEM revenue for the three months and year ended December 31, 2022 was $47.8 million and $198.0 million, respectively, compared with $57.4 million and $195.5 million for the three months and year ended December 31, 2021. The decrease of $9.6 million as compared to the fourth quarter 2021 was primarily driven by the decrease in average Euro rate versus the U.S. dollar and a decrease in sales for our light-duty OEM business, partially offset by higher sales volumes of our fuel storage, delayed-OEM, hydrogen, and electronics businesses.

Our heavy-duty OEM sales volumes decreased by 50% in the fourth quarter of 2022 compared to the prior year period mainly due to the unfavorable fuel price differential between LNG and diesel in Europe driven by the shortage of LNG supply, which caused a reduction in volumes.

Revenue for the OEM business segment increased by $2.5 million for the year, primarily driven increased sales volumes to OEMs in India of our light-duty CNG products where we continue to see strong government support and policies in place for the significant expansion of CNG vehicles, increased sales volumes of our electronics, fuel storage, hydrogen and delayed-OEM products. This was partially offset by lower sales volumes in Western Europe for our light-duty OEM products, lower year-over-year revenues in our heavy-duty OEM business, and foreign exchange impact from the strengthening of US dollar against the Euro when translating our financial statements.

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Independent Aftermarket

Revenue for the three months and year ended December 31, 2022 was $30.2 million and $107.7 million, respectively, compared with $25.3 million and $116.9 million for the three months and year ended December 31, 2021. The increase in revenue for the three months ended December 31, 2022 compared to the prior year period was primarily driven by increased sales to Eastern Europe, Western Europe particularly Italy, and Asia Pacific. This was partially offset by the aforementioned foreign exchange impact of the Euro versus U.S. dollars.
The decrease in revenue for the year ended December 31, 2022 compared to the prior year was primarily driven by lower sales volumes to the Russian market due to the ongoing Russia-Ukraine conflict, lower sales volumes to Turkey and Argentina, and the aforementioned foreign exchange impact. Revenue for the year ended December 31, 2021 included a large one-time infrastructure project of $5.3 million in Tanzania to build fueling infrastructure to enable the sale and operation of gaseous fueled vehicles.

SEGMENT RESULTS	4Q22
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$47.8	$(12.8)	$1.8	$—
IAM	30.2	0.6	0.8	—
Corporate	—	(5.0)	0.1	—
Total consolidated	$78.0	$(17.2)	$2.7	$—

SEGMENT RESULTS	4Q21
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$57.4	$(5.0)	$2.1	$0.3
IAM	25.3	(1.3)	1.4	—
Corporate	—	(3.7)	0.1	14.7
Total consolidated	$82.7	$(10.0)	$3.6	$15.0

2023 Outlook
2023 is a year of change for Westport, as we continue to deliver sustainably in our existing markets while unlocking new and emerging markets through the delivery of our cleaner, affordable transportation solutions. Though headwinds still remain for our industry, including the Russia/Ukraine conflict, supply chain issues, and inflationary concerns, we remain confident in our ability to execute on our plans for 2023, focusing on what we can control, driving margin and revenue expansion and developing technology for the future.
Effecting change in our cost structure is a priority in 2023. New customer supply agreements have been secured and work is underway to enhance top line revenue further with additional volume expansion throughout the business which has the added benefit of driving economies of scale. On the cost side, a slate of efficiency improvements will be put in place throughout the year focused on optimizing various business units and improving financial performance, while working constantly to lower and mitigate input costs.
We remain prudent in our liquidity management. The capital program in place for 2023 of $12-$15 million is focused on advancing our work with hydrogen and adding test cell capacity.

In 2024 and beyond, we expected improved profitability and growth as we begin to benefit from the changes made in 2023, in addition to demonstrated growth in our core business. Adoption of alternative fuels for transportation applications continues to accelerate and is expected to experience a step change increase as the regulatory requirements become increasingly more stringent beginning in 2025 in many of our key markets, including Europe, India and China. Our HPDI fuel system solution using Bio LNG or hydrogen is one of Westport's clean, affordable products that addresses these regulatory requirements now and into the future.
Conference call
Westport has scheduled a conference call for Tuesday March 14, 2023 at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at https://investors.Westportinc.com/
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 9886. The telephone replay will be available until March 21, 2023. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.
Financial Statements and Management's Discussion and Analysis
To view Westport full financials for the fourth quarter and year ended December 31, 2022 please visit https://investors.wfsinc.com/financials/
2023 Annual General and Special Meeting
Westport will host its Annual General and Special Meeting of shareholders (the “Meeting”) virtually on Thursday, April 6, 2023 at 9:30 a.m. Pacific Time. To streamline the virtual meeting process, Westport encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy which will be emailed or mailed with the Meeting materials in the middle of March. Further instructions on voting and accessing the meeting will be contained in the Management Information Circular under “Section 1: Voting” – upon receipt, please review these materials carefully.

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Guest Access:
Dial-In        +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International)
Webcast https://services.choruscall.ca/links/westportagsm202304.html
Registered Shareholders or Duly Appointed Proxyholders Access:
Shareholder or Duly Appointed Proxyholders access to the virtual Meeting requires early registration at the following link:
https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10021279&linkSecurityString=18f7dd8b53
Please register at your earliest convenience as registration will close April 4, 2023 at 9:30 a.m. Pacific Time (48 hours prior to the meeting). Before the Meeting, shareholders of record at the close of business on March 7, 2023 may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided.
Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Westport Fuel Systems voting shares are voted at the Meeting. Please refer to “Section 1: Voting” of Westport Fuel Systems Management Information Circular dated March 6, 2023 in respect of the Meeting for additional details on how to vote by proxy before the Meeting and the matters to be voted upon.
Votes placed prior to the Meeting must be received by our transfer agent, Computershare Investor Services Inc. by April 4, 2023 at 10:00 a.m. Pacific Time.
About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our focus for 2023 and the results of those activities (including those related to margin and revenue expansion and optimization of our business units and financial performance), our expectations for 2024 and beyond, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Investor Relations
T: +1 604-718-2046
invest@wfsinc.com

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GAAP and Non-GAAP Financial Measures
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westports' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin
	Years ended December 31,
	2022	2021
(expressed in millions of U.S. dollars)
Revenue	$305.7	$312.4
Less: Cost of revenue	$269.5	$264.2
Gross Margin	$36.2	$48.2

Gross Margin as a percentage of Revenue
	Years ended December 31,
	2022	2021
(expressed in millions of U.S. dollars)
Revenue	$305.7	$312.4
Gross Margin	$36.2	$48.2
Gross Margin as a percentage of Revenue	12%	15%

EBITDA and Adjusted EBITDA
Three months ended	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22
Income (loss) before income taxes	$(2.8)	$9.1	$(5.4)	$4.6	$7.6	$(11.5)	$(11.0)	$(16.4)
Interest expense, net	1.2	1.1	0.9	0.3	1.0	0.7	0.2	0.1
Depreciation and amortization	3.5	3.7	3.3	3.5	3.1	3.1	2.8	2.8
EBITDA	$1.9	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)
Stock based compensation	$0.1	$0.5	$0.7	$0.6	$0.5	$0.9	$0.8	$0.2
Unrealized foreign exchange (gain) loss	$0.7	$(2.3)	$(0.9)	$0.5	$0.8	$2.5	$2.7	$0.4
Asset impairment	$—	$—	$—	$0.5	$—	$—	$—	$—
Bargain purchase gain	$—	$(5.9)	$—	$—	$—	$—	$—	$—
(Gain) loss on sale of investments	$—	$—	$—	$—	$(19.1)	$—	$—
Adjusted EBITDA	$2.7	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)	$(12.9)

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WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$86,184	$124,892
Accounts receivable	101,640	101,508
Inventories	81,635	83,128
Prepaid expenses	7,760	6,997
Current assets held for sale	—	22,039
Total current assets	277,219	338,564
Long-term investments	4,629	3,824
Property, plant and equipment	62,641	64,420
Operating lease right-of-use assets	23,727	28,830
Intangible assets	7,817	9,286
Deferred income tax assets	10,430	11,653
Goodwill	2,958	3,121
Other long-term assets	18,030	11,615
Total assets	$407,451	$471,313
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$98,863	$99,238
Current portion of operating lease liabilities	3,379	4,190
Short-term debt	9,102	13,652
Current portion of long-term debt	11,698	10,590
Current portion of long-term royalty payable	1,162	5,200
Current portion of warranty liability	11,315	13,577
Total current liabilities	135,519	146,447
Long-term operating lease liabilities	20,080	24,362
Long-term debt	32,164	45,125
Long-term royalty payable	4,376	4,747
Warranty liability	2,984	5,214
Deferred income tax liabilities	3,282	3,392
Other long-term liabilities	5,080	5,607
Total liabilities	203,485	234,894
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
171,303,165 (2021 - 170,799,325) common shares issued and outstanding	1,243,272	1,242,006
Other equity instruments	9,212	8,412
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,024,716)	(992,021)
Accumulated other comprehensive loss	(35,318)	(33,494)
Total shareholders' equity	203,966	236,419
Total liabilities and shareholders' equity	$407,451	$471,313

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2022 and 2021

	Years ended December 31,
	2022	2021
Revenue	$305,698	$312,412
Cost of revenue and expenses:
Cost of revenue	269,496	264,260
Research and development	23,497	25,194
General and administrative	37,042	36,290
Sales and marketing	15,073	13,495
Foreign exchange loss (gain)	6,378	(1,984)
Depreciation and amortization	4,416	5,390
Loss (gain) on sale of assets	62	(146)
Impairment on long lived assets, net	—	459
	355,964	342,958
Loss from operations	(50,266)	(30,546)

Income from investments accounted for by the equity method	930	33,741
Bargain purchase gain from acquisition		5,856
Gain on sale of investment	19,119	—
Interest on long-term debt and amortization of discount	(3,351)	(4,937)
Other income (loss), net	879	1,053
Interest income, net of bank charges	1,406	360
Income (loss) before income taxes	(31,283)	5,527
Income tax expense (recovery):
Current	1,852	2,172
Deferred	(440)	(10,303)
	1,412	(8,131)
Net income (loss) for the year	(32,695)	13,658
Other comprehensive loss:
Cumulative translation adjustment	(1,824)	(8,953)
Comprehensive loss	$(34,519)	$4,705
Income (loss) per share:
Net income (loss) per share - basic	$(0.19)	$0.09
Net income (loss) per share - diluted	$(0.19)	$0.08
Weighted average common shares outstanding:
Basic	171,225,305	160,232,742
Diluted	171,225,305	162,099,175

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WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2022 and 2021

	Years ended December 31,
	2022	2021

Operating activities:
Net income (loss) for the year	$(32,695)	$13,658
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	11,800	14,035
Stock-based compensation expense	2,066	1,911
Unrealized foreign exchange loss (gain)	6,378	(1,984)
Deferred income tax	(440)	(10,303)
Income from investments accounted for by the equity method	(930)	(33,741)
Interest on long-term debt and accretion of royalty payable	3,351	4,937
Impairment on long lived assets, net	—	459
Change in inventory write-downs to net realizable value	722	914
Net gain on sale of investments	(19,119)	—
Net (gain) loss on sale of assets	62	(146)
Other (income) loss, net	(879)	—
Bargain purchase gain from acquisition	—	(5,856)
Change in bad debt expense	810	(326)
Changes in operating assets and liabilities:
Accounts receivable	(1,528)	(11,117)
Inventories	(3,505)	(31,744)
Prepaid expenses	(134)	3,964
Accounts payable and accrued liabilities	122	11,313
Warranty liability	2,341	233
Net cash used in operating activities	(31,578)	(43,793)
Investing activities:
Purchase of property, plant and equipment	(14,242)	(14,158)
Purchase of intangible assets	(287)	—
Acquisitions, net of acquired cash	—	(5,948)
Proceeds on sale of investments	31,445	—
Proceeds on sale of assets	731	600
Dividends received from joint ventures	—	21,796
Net cash provided by investing activities	17,647	2,290
Financing activities:
Drawings on operating lines of credit and long-term facilities	41,218	74,408
Repayment of operating lines of credit and long-term facilities	(58,478)	(82,958)
Proceeds from share issuance, net	—	120,727
Repayment of royalty payable	(5,200)	(7,451)
Net cash (used in) provided by financing activities	(22,460)	104,726
Effect of foreign exchange on cash and cash equivalents	(2,317)	(2,593)
Net (decrease) increase in cash and cash equivalents	(38,708)	60,630
Cash and cash equivalents, beginning of year (including restricted cash)	124,892	64,262
Cash and cash equivalents, end of year (including restricted cash)	86,184	124,892